Exhibit 99.1

All time high operational EBIT on unprecedented prices

(Bergen, 18 August 2016) Marine Harvest achieved an operational EBIT of EUR 149 million in the second quarter of 2016, compared to EUR 84 million in the corresponding quarter of 2015.

Supported by the good results, a strong forward market, and a solid financial position, the Board has resolved a quarterly dividend of NOK 3.20 per share, of which NOK 1.10 is related to the divestment of the shares in Grieg Seafood.

- Driven by unprecedented prices due to strong demand and reduced supply, we achieved all time high operational results. Farming results in Norway, considering the high contract share, and Canada were very encouraging. Further, the market balance for 2016 is expected to remain tight, and we project a global supply decline of 7%, says CEO Alf-Helge Aarskog.

Marine Harvest Group reported operational revenues of EUR 832 million (EUR 767 million) in the second quarter of 2016. Total harvest volume were 87 159  tonnes in the quarter (104 158 tonnes). Harvest guidance for 2016 is 400 000 tonnes, which is 14 000 tonnes lower than the previous guidance.

Salmon of Norwegian origin achieved an operational EBIT per kilo of EUR 2.12 (1.22) in the second quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of EUR 0.47  and EUR 2.34  respectively (EUR 0.64 and EUR 0.26). Salmon of Chilean origin reported operational EBIT per kilo of EUR -0.23 in the quarter (EUR -0.53). The figures include contribution from Sales and Marketing, including MH Consumer Products. MH Consumer Products reported an operational EBIT of EUR -4.8 million (EUR 5.5 million).  MH Feed reported an operational EBIT of EUR 3.3 million (EUR 3.1 million).

- Despite all time high salmon prices, farming costs have become unacceptably high and the cost trend is not satisfactory. Compared to the second quarter of 2015, costs are up in all regions. Marine Harvest continues to have the utmost focus on cost reduction throughout the organization and supports new methods and innovative solutions to combat the cost escalation, says Aarskog.

Marine Harvest and Deep Sea Supply have recently established an aquaculture shipping joint venture.

- I am pleased that the aquaculture shipping joint venture has contracted two newbuilds; one well boat and one harvest vessel. This represents an interesting opportunity to reduce cost and at the same time improve biology for Marine Harvest, says Aarskog.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310
Kim Galtung Døsvig, IR Officer & Head of Treasury, Mobile: +47 908 76 339

About Marine Harvest Group
Marine Harvest Group is the world's leading seafood company and largest producer of farmed salmon, with presence in 24 countries and a total of 12 400 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE).
Please see www.marineharvest.com for further information.

Forward looking statements
This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," "plan," "goal," "target," "strategy," and similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA's registration statement on Form 20-F filed in 2015, including the section captioned "Risk Factors," contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

MHG Q2 2016 Report: http://hugin.info/209/R/2035817/758269.pdf
MHG Q2 2016 Presentation: http://hugin.info/209/R/2035817/758270.pdf